

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-16335

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10018 (MM/DD/YY) AND ENDING 09/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
TD Ameritrade Clearing, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1005 North Ameritrade Place
(No. and Street)

Bellevue	NE	68005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Gerber — (402) 827-8933 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

220 S 6th	Minneapolis	Minnesota	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, William J. Gerber swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Ameritrade Clearing, Inc. as of September 30, 2009, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Name

Chief Financial Officer

Title



GENERAL NOTARY-State of Nebraska
NANCY L. LOWREY
My Comm. Exp. May 04, 2012

Notary Public 11-9-09

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report (bound under separate cover).
- ☒ (n) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


STATEMENT OF FINANCIAL CONDITION

TD AMERITRADE Clearing, Inc.
(An Indirect Wholly Owned Subsidiary of TD AMERITRADE Holding Corporation)
SEC File Number: 8-16335
September 30, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP



0911-1110875

STATEMENT OF FINANCIAL CONDITION

TD AMERITRADE Clearing, Inc.
(An Indirect Wholly Owned Subsidiary of TD AMERITRADE Holding Corporation)
SEC File Number: 8-16335
September 30, 2009
With Report of Independent Registered Public Accounting Firm

TD AMERITRADE Clearing, Inc.
(An Indirect Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation)

Statement of Financial Condition

September 30, 2009

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
TD AMERITRADE Clearing, Inc.

We have audited the accompanying statement of financial condition of TD AMERITRADE Clearing, Inc. (the Company) as of September 30, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TD AMERITRADE Clearing, Inc. at September 30, 2009, in conformity with U.S. generally accepted accounting principles.



Minneapolis, Minnesota
November 24, 2009

TD AMERITRADE Clearing, Inc.
(An Indirect Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation)

Statement of Financial Condition

(In Thousands, Except Share and Per Share Amounts)

September 30, 2009

Assets	
Cash and cash equivalents	$ 3,304
Cash and investments segregated in compliance with federal regulations	5,813,862
Securities borrowed	1,591,706
Receivable from brokers, dealers, and clearing organizations	178,340
Receivable from clients – net of allowance for doubtful accounts of $12,929	5,698,269
Receivable from affiliates	78,385
Other receivables – net of allowance for doubtful accounts of $254	47,464
Securities owned, at fair value	5,589
Other assets	1,233
Deferred income taxes, net	26,400
Total assets	$ 13,444,552
Liabilities and stockholder's equity	
Liabilities:	
Securities loaned	$ 2,455,833
Payable to brokers, dealers, and clearing organizations	35,784
Payable to clients	9,892,594
Accounts payable and accrued liabilities	88,064
Payable to affiliates	22,013
Securities sold, not yet purchased, at fair value	3,119
Total liabilities	12,497,407
Stockholder's equity:	
Common stock, $10 par value, 20,000 shares authorized; 9,947 shares issued and outstanding	99
Additional paid-in capital	507,840
Retained earnings	439,206
Total stockholder's equity	947,145
Total liabilities and stockholder's equity	$ 13,444,552

See accompanying notes.

1. Basis of Presentation and Nature of Operations

Basis of Presentation

TD AMERITRADE Clearing, Inc. (the Company) is an indirect wholly owned subsidiary of TD AMERITRADE Holding Corporation (the Parent) through the Company's immediate parent TD AMERITRADE Online Holdings Corp. (TDAOH). The statement of financial condition includes material related-party transactions with affiliated companies. The Company evaluated subsequent events through November 24, 2009, the date on which the statement of financial condition was issued.

Nature of Operations

The Company is a securities broker-dealer that provides trade execution and clearing services to TD AMERITRADE, Inc. (TDA Inc.), an indirect wholly owned subsidiary of the Parent. The Company is required to comply with all applicable rules and regulations of the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the various securities exchanges in which it maintains membership.

2. Significant Accounting Policies

Financial Accounting Standards Board Accounting Standards Codification

On September 30, 2009, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 168, *The FASB Accounting Standards Codification™ and The Hierarchy of Generally Accepted Accounting Principles*. The Accounting Standards Codification (ASC or Codification) became the source of authoritative generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification is nonauthoritative. GAAP is not intended to be changed as a result of this statement, but will change the way the guidance is organized and presented. The Company has implemented the Codification in the statement of financial condition by providing references to the ASC topics.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents, except for amounts required to be segregated in compliance with federal regulations. The carrying amounts of cash and cash equivalents on the statement of financial condition approximate fair value.

Cash and Investments Segregated in Compliance with Federal Regulations

Cash and investments segregated in compliance with federal regulations consist primarily of qualified deposits in special reserve bank accounts for the exclusive benefit of clients under Rule 15c3-3 of the Securities Exchange Act of 1934 (the Exchange Act) and other regulations. Funds can be held in cash, reverse repurchase agreements, fixed rate U.S. Treasury securities and other qualified securities. Reverse repurchase agreements (securities purchased under agreements to resell) are treated as collateralized financing transactions and are carried at amounts at which the securities will subsequently be resold, plus accrued interest. The Company's reverse repurchase agreements are collateralized by U.S. Treasury securities.

The Company performs clearing services for TDA Inc., which requires TDA Inc. to maintain accounts with the Company. To allow TDA Inc. to classify its assets held by the Company as allowable assets in its computation of net capital, the Company computes a separate reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB). The Company had no PAIB reserve requirement at September 30, 2009.

2. Significant Accounting Policies (continued)

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash. The Company receives collateral in the form of cash for securities loaned transactions. The related interest receivable from and the brokerage interest payable to broker-dealers are included in other receivables and in accounts payable and accrued liabilities, respectively, on the statement of financial condition.

Receivable from/Payable to Clients

Receivable from clients primarily consists of margin loans to brokerage clients and is carried at the amount receivable, net of an allowance for doubtful accounts. Payable to clients primarily consists of client cash held in brokerage accounts and is carried at the amount of client cash on deposit.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are carried at fair value.

Income Taxes

The Company files a consolidated U.S. income tax return with the Parent on a calendar year basis, combined returns for state tax purposes where required, and separate state income tax returns where required. The Company determines and records income taxes as if it were a separate taxpayer, pursuant to a tax sharing agreement with the Parent. Deferred tax assets and liabilities are determined based on the difference between the statement of financial condition carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

2. Significant Accounting Policies (continued)

Securities Transactions

Client securities transactions are recorded on a settlement-date basis, with such transactions generally settling three business days after the trade date. Securities owned by clients, including those that collateralize margin or similar transactions, are not reflected in the accompanying statement of financial condition.

Recently Adopted Accounting Pronouncements

On October 1, 2008, the Company adopted ASC 820-10, *Fair Value Measurements and Disclosures*, for financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis. The Company will not adopt ASC 820-10 until October 1, 2009, for nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the statement of financial condition on a recurring basis. ASC 820-10 clarifies the definition of fair value and the methods used to measure fair value and expands disclosures about fair value measurements. The adoption of ASC 820-10 did not have a material impact on the Company's statement of financial condition.

Effective April 1, 2009, the Company adopted ASC 855-10, *Subsequent Events*. ASC 855-10 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the statement of financial condition is issued or is available to be issued. The adoption of ASC 855-10 did not have a material impact on the Company's statement of financial condition.

3. Receivable From and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations are comprised of the following (in thousands):

Receivable:	
Securities failed to deliver	$ 10,276
Clearing organizations	163,372
Other broker-dealer receivables	4,692
Total	$ 178,340
Payable:	
Securities failed to receive	$ 20,935
Clearing organizations	5,875
Other broker-dealer payables	8,974
Total	$ 35,784

4. Income Taxes

As of September 30, 2009, temporary differences between the statement of financial condition carrying amounts and tax bases of assets and liabilities arise from allowance for doubtful accounts, stock-based compensation, prepaid expenses, certain accrued liabilities and the federal impact of state uncertain tax positions.

Deferred income taxes consist of the following as of September 30, 2009 (in thousands):

Deferred tax assets	$ 26,574
Deferred tax liabilities	(174)
Net deferred tax assets	$ 26,400

The Company did not record a valuation allowance against its deferred tax assets as of the beginning or the end of fiscal 2009, as the Company believes it is more likely than not that there is an ability to realize its deferred tax assets.

4. Income Taxes (continued)

A reconciliation of the activity related to unrecognized tax benefits follows (in thousands):

Balance as of October 1, 2008	$ 41,253
Additions based on tax positions related to the current year	8,491
Balance as of September 30, 2009	$ 49,744

The balance of unrecognized tax benefits as of September 30, 2009, was $49.7 million ($32.3 million net of the federal benefit on state matters). The Company's income tax returns are subject to review and examination by federal, state and local taxing authorities. The federal returns for 2006 through 2008 remain open under the statute of limitations. The years open to examination by state and local government authorities vary by jurisdiction, but the statute of limitations is generally three to four years from the date the tax return is filed. The Company does not expect that the gross unrecognized tax benefits for tax positions as of September 30, 2009, will significantly increase or decrease within the next 12 months.

As of September 30, 2009, accrued interest and penalties included in accounts payable and accrued liabilities was $12.4 million.

5. Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis. The Company has elected to use the alternate method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital of the greater of $1.5 million or 2% of aggregate debit balances arising from client transactions, as defined. At September 30, 2009, the Company had net capital of $855.6 million, which was $717.7 million in excess of the required net capital of $137.9 million. The Company's ratio of net capital to aggregate debit items was approximately 12.41%. Under the alternate method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar net capital requirement.

5. Capital Requirements (continued)

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

6. Employee Benefit Plans

The Parent has a 401(k) and profit-sharing plan covering eligible employees of the Company, under which the Company's annual profit-sharing contributions are determined at the discretion of the Parent's Board of Directors. The Company also makes matching contributions pursuant to the plan document. The Company's employees also participate in the Parent's stock option and incentive plans.

7. Commitments and Contingencies

Lease Commitments

The Company leases computer and office equipment and facilities on a month-to-month basis through an affiliated company.

Borrowing Arrangements

The Company had access to uncommitted credit facilities with financial institutions of up to $780 million as of September 30, 2009. The financial institutions may make loans under the credit facilities or, in some cases, issue letters of credit under these facilities. The credit facilities may require the Company to pledge client securities to secure outstanding obligations under these facilities. The Company had access to an unsecured uncommitted credit facility of $150 million as of September 30, 2009, with no borrowings outstanding as of September 30, 2009. The Company had access to secured uncommitted credit facilities of up to $630 million as of September 30, 2009, with no borrowings outstanding under these facilities as of September 30, 2009. The Company is generally required to pledge client securities to secure letters of credit. No letters of credit were outstanding as of September 30, 2009. The Company's common stock has been pledged as collateral on the Parent's senior credit facilities.

7. Commitments and Contingencies (continued)

Legal and Regulatory Matters

The Company is subject to lawsuits, arbitrations, claims, and other legal proceedings in connection with its business. Some of the legal actions include claims for substantial or unspecified compensatory and/or punitive damages. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's statement of financial condition or could cause the Company significant reputational harm. Management believes the Company has adequate legal defenses with respect to the legal proceedings to which it is a defendant or respondent and the outcome of these pending proceedings is not likely to have a material adverse effect on the statement of financial condition of the Company. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters, or the eventual loss that may result from these matters.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters, or the eventual fines, penalties or injunctive or other equitable relief that may result from these matters.

Income Taxes

The Company's federal and state income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is subject to varying interpretations, amounts reported in the statement of financial condition could be significantly changed at a later date upon final determinations by taxing authorities.

General Contingencies

In the ordinary course of business, there are various contingencies that are not reflected in the statement of financial condition. These include the Company's client activities involving the execution, settlement and financing of various client securities transactions. These activities may expose the Company to credit risk in the event the clients are unable to fulfill their contractual obligations.

7. Commitments and Contingencies (continued)

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the client, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client's account. In connection with these activities, the Company also executes and clears client transactions involving the sale of securities not yet purchased (short sales). Such margin-related transactions may expose the Company to credit risk in the event a client's assets are not sufficient to fully cover losses that the client may incur. In the event the client fails to satisfy its obligations, the Company has the authority to purchase or sell financial instruments in the client's account at prevailing market prices in order to fulfill the client's obligations. The Company seeks to mitigate the risks associated with its client securities activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels throughout each trading day and, pursuant to such guidelines, requires clients to deposit additional collateral, or to reduce positions, when necessary.

The Company loans securities temporarily to other broker-dealers in connection with its broker-dealer business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company mitigates this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis and requiring additional cash as collateral when necessary, and by participating in a risk-sharing program offered through the Options Clearing Corporation (OCC).

The Company borrows securities temporarily from other broker-dealers in connection with its broker-dealer business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company mitigates this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis and requiring collateral to be returned by the counterparties when necessary, and by participating in a risk-sharing program offered through the OCC.

7. Commitments and Contingencies (continued)

The Company transacts in reverse repurchase agreements in connection with its broker-dealer business. The Company's policy is to take possession or control of securities with a market value in excess of the principal amount loaned, plus accrued interest, in order to collateralize resale agreements. The Company monitors the market value of the underlying securities that collateralize the related receivable on resale agreements on a daily basis and may require additional collateral when deemed appropriate.

As of September 30, 2009, client excess margin securities of approximately $7.9 billion and stock borrowings of approximately $1.6 billion were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company had loaned approximately $2.5 billion and repledged approximately $0.7 billion of that collateral as of September 30, 2009.

Guarantees

The Company is a member of and provides guarantees to securities clearinghouses and exchanges. Under related agreements, the Company is generally required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted to the clearinghouse as collateral. However, the potential for the Company to be required to make payments under these agreements is considered remote. Accordingly, no contingent liability is carried on the statement of financial condition for these guarantees.

See "Money Market Deposit Account Agreement" in Note 9 for a description of a guarantee included in that agreement.

8. Fair Value Disclosures

Effective October 1, 2008, the Company adopted ASC 820-10 for financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis. ASC 820-10 clarifies the definition of fair value and the methods used to measure fair value, and expands disclosures about fair value measurements.

8. Fair Value Disclosures (continued)

Fair Value Measurement – Definition and Hierarchy

ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches, including market, income and/or cost approaches. ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

- Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This category includes active exchange-traded funds, mutual funds and equity securities.

- Level 2 — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes most debt securities and other interest-sensitive investment securities.

- Level 3 — Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability. This category includes money market mutual funds managed by The Reserve for which the net asset value has declined below $1.00 per share and the funds are being liquidated. This category also includes auction rate securities for which the periodic auctions have failed.

8. Fair Value Disclosures (continued)

The following table presents the Company's fair value hierarchy for assets and liabilities measured on a recurring basis as of September 30, 2009 (in thousands):

	Level 1	Level 2	Level 3	Fair Value
Assets:				
Securities owned:				
Money market mutual funds	$ –	$ –	$ 5,049	$ 5,049
Equity securities	389	23	–	412
Corporate debt securities	–	6	–	6
Other debt securities	–	122	–	122
Total assets at fair value	$ 389	$ 151	$ 5,049	$ 5,589
Liabilities:				
Securities sold, not yet purchased:				
Equity securities	$ 3,028	$ 2	$ –	$ 3,030
Money market mutual funds	–	–	1	1
Municipal debt securities	–	65	–	65
Corporate debt securities	–	23	–	23
Total liabilities at fair value	$ 3,028	$ 90	$ 1	$ 3,119

8. Fair Value Disclosures (continued)

The following table presents the changes in Level 3 assets and liabilities measured on a recurring basis for the fiscal year ended September 30, 2009 (in thousands):

	October 1, 2008	Realized and Unrealized Losses	Purchases, Sales, Issuances and Settlements, Net	September 30, 2009
Assets:				
Cash and cash equivalents (1)	$ 146,686	$ –	$ (146,686)	$ –
Short-term investments:				
Money market mutual funds	248,262	(54)	(248,208)	–
Securities owned:				
Auction rate securities	6,925	(821)	(6,104)	–
Money market mutual funds	46,662	–	(41,613)	5,049
Subtotal – securities owned	53,587	(821)	(47,717)	5,049
Total assets at fair value	$ 448,535	$ (875)	$ (442,611)	$ 5,049
Liabilities:				
Securities sold, not yet purchased:				
Money market mutual funds	$ 4,636	$ –	$ (4,635)	$ 1
Total liabilities at fair value	$ 4,636	$ –	$ (4,635)	$ 1

(1) Represents positions in the Primary Fund, a money market mutual fund managed by The Reserve (an independent mutual fund company), that were classified as cash and cash equivalents as of September 30, 2008.

8. Fair Value Disclosures (continued)

Valuation Techniques

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to the Company's Level 1 investments. If quoted prices in active markets for identical assets and liabilities are not available to determine fair value, then the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Company's Level 2 investments. The fair value of money market mutual fund positions in the Primary Fund is estimated by management based on the underlying portfolio holdings data published by The Reserve and is categorized in Level 3 of the fair value hierarchy.

9. Related-Party Transactions

Note Payable to Affiliate

The Company borrowed $200 million from TDA Inc. on September 29, 2008, under an unsecured intercompany loan agreement. The Company used the proceeds to increase its liquidity due to the suspension of redemptions of its holdings in The Reserve Primary Fund. The loan was scheduled to mature on December 30, 2008. The interest rate under the intercompany loan was equal to the Federal Reserve funds rate published on September 29, 2008, plus 1%. On October 29, 2008, the Company repaid the entire $200 million intercompany loan, plus accrued interest.

Receivables from and Payables to Affiliates

Except as otherwise indicated, receivables from and payables to affiliates resulting from the related-party transactions described below are included in receivable from affiliates and payable to affiliates, respectively, on the statement of financial condition. Receivables from and payables to affiliates resulting from client cash sweep activity are generally settled in cash the next business day. Other receivables from and payables to affiliates are generally settled in cash on a monthly basis.

9. Related-Party Transactions (continued)

Allocated Costs From Affiliates

The Company is allocated costs from entities related by common ownership based on the number of full-time employees or other methods.

Clearing Agreement

The Company earns clearing fees from TDA Inc. The Company rebates a portion of transaction fees, net interest, and other revenues to TDA Inc. pursuant to the revenue sharing provisions of a clearing agreement.

Sales of Investments to Affiliates

The Company sold 305 million shares of the Company's holdings in the Reserve Primary Fund to TDAOH for $300.6 million during October 2008. The shares were sold at their carrying value.

The Company sold its auction rate securities with a par value of $15.4 million to TDA Inc. for $14.6 million during September 2009.

Income Taxes

The Company settles consolidated and combined current income tax payables and receivables with the Parent periodically, as amounts become due to or from the taxing authorities. Current income tax accounts include $0.7 million of income taxes receivable from affiliates as of September 30, 2009.

Transactions with The Toronto-Dominion Bank and Affiliates

The Toronto-Dominion Bank (TD) is an affiliate of the Parent, owning approximately 45.1% of the Parent's common stock as of September 30, 2009, of which 45% is permitted to be voted under the terms of the Stockholders Agreement among TD, the Parent and certain other stockholders. A description of significant transactions with TD and its affiliates is set forth below.

9. Related-Party Transactions (continued)

Money Market Deposit Account Agreement

TDA Inc., TD AMERITRADE Trust Company (TDATC), an indirect wholly owned subsidiary of the Parent, and the Company are party to a money market deposit account (MMDA) agreement with TD Bank USA, N.A. (TD Bank USA) and TD. Under the MMDA agreement, TD Bank USA makes available to clients of TDA Inc. and TDATC FDIC-insured deposit accounts as designated sweep vehicles. TDA Inc. and TDATC provide marketing and support services for TD Bank USA and the Company acts as agent for the clients of TDA Inc. and as recordkeeper for TD Bank USA, in each case with respect to the insured deposit accounts. In exchange for providing these services, TD Bank USA pays TDA Inc., TDATC and the Company collectively a fee based on the yield earned by TD Bank USA on the client insured deposit account assets, less the actual interest paid to clients, actual interest cost incurred on borrowings, a flat fee to TD Bank USA of 25 basis points and the cost of FDIC insurance premiums.

Effective July 1, 2008, the MMDA agreement was amended. The amended agreement has a term of five years beginning July 1, 2008, and is automatically renewable for successive five-year terms, provided that it may be terminated by any party upon two years' prior written notice. The amended agreement provides that the marketing fee earned on the MMDA agreement is calculated based on three primary components: (a) the actual yield earned on investments in place as of July 1, 2008, which were primarily fixed-income securities backed by Canadian government guarantees, (b) the yield on other fixed-rate investments, based on prevailing fixed rates for identical balances and maturities in the interest rate swap market (generally LIBOR-based) at the time such investments were added to the portfolio, and (c) floating-rate investments, based on the monthly average rate for 30-day LIBOR. The amendment provides that, from time to time, TDA Inc. may request amounts and maturity dates for the other fixed-rate investments (component (b) above) in the portfolio, subject to the approval of TD Bank USA. For the month of September 2009, the MMDA agreement portfolio was comprised of approximately 19% component (a) investments, 64% component (b) investments and 17% component (c) investments.

9. Related-Party Transactions (continued)

In the event the fee computation results in a negative amount, TDA Inc., TDATC and the Company must pay TD Bank USA the negative amount. This effectively results in TDA Inc., TDATC and the Company guaranteeing TD Bank USA revenue of 25 basis points on the MMDA agreement, plus the reimbursement of FDIC insurance premiums. The fee computation under the MMDA agreement is affected by many variables, including the type, duration, credit quality, principal balance and yield of the investment portfolio at TD Bank USA, the prevailing interest rate environment, the amount of client deposits and the yield paid on client deposits. Because a negative fee computation would arise only if there were extraordinary movements in many of these variables, the maximum potential amount of future payments the Company could be required to make under this arrangement cannot be reasonably estimated. Management believes the potential for the fee calculation to result in a negative amount is remote and the fair value of the guarantee is not material. Accordingly, no contingent liability is carried on the statement of financial condition for the MMDA agreement.

Securities Borrowing and Lending

The Company engages in securities borrowing and lending with TD Securities, Inc. (TDSI), an affiliate of TD. Securities borrowed and receivable from brokers, dealers, and clearing organizations include $0.5 million and $0.1 million of receivables from TDSI as of September 30, 2009, respectively. Securities loaned includes $34.0 million of payables to TDSI as of September 30, 2009. The transactions with TDSI are subject to similar collateral requirements as transactions with other counterparties.

Cash Management Services Agreement

Pursuant to a cash management services agreement, TD Bank USA provides cash management services to clients of TDA Inc. and the Company. In exchange for such services, the Company pays TD Bank USA service-based fees agreed upon by the parties. The cash management services agreement will continue in effect for as long as the MMDA agreement remains in effect, provided that it may be terminated by TDA Inc. without cause upon 60 days' prior written notice to TD Bank USA.

9. Related-Party Transactions (continued)

Other Related-Party Transactions

The Company serves as a transfer agent to several mutual funds managed by an affiliated investment advisor.

TD Options LLC, a subsidiary of TD, pays TDA Inc. the amount of exchange-sponsored payment for order flow that it receives for routing TDA Inc. client orders to the exchanges.

10. Subsequent Event

On November 19, 2009, the Company paid a $100 million cash dividend to TDAOH.

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Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Board of Directors and Stockholder
TD AMERITRADE Clearing, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2009, which were agreed to by TD AMERITRADE Clearing, Inc., the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating TD AMERITRADE Clearing, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). TD AMERITRADE Clearing, Inc.'s management is responsible for TD AMERITRADE Clearing, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, which included copies of the checks mailed to the SIPC, noting no differences;

2. Compared the amounts in the SIPC assessment worksheet derived from the FOCUS reports for the fiscal period beginning April 1, 2009 and ending September 30, 2009, as applicable, with the amounts reported in Form SIPC-7T for the fiscal period beginning April 1, 2009 and ending September 30, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

November 24, 2009

SIPC-7T
(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(27-REV 3/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-023395 FINRA SEP
TD AMERITRADE ~~INC~~ Clearing, Inc
ATTN: BILL YATES
1005 N AMERITRADE PL
BELLEVUE NE 68005-4245

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] — $ 1,142,590.91

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) — (150.00)

2/2/09
Date Paid

C. Assessment balance due — 1,142,440.91

D. Interest computed on late payment (see instruction E) for ______ days at 20% per annum — Ø

E. Total assessment balance and interest due (or overpayment carried forward) — $ 1,142,440.91

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) — $ 1,142,440.91

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number).

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TD Ameritrade Clearing, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

EVP & CFO
(Title)

Dated the 23 day of November, 2009.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions

Disposition of exceptions.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 9/30, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 478,943,588.12

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — 821,025.00

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 821,025.00

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 8,366,425.42

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ______

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 1,033,409.86

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ 14,361,824.46

Enter the greater of line (i) or (ii) — 14,361,824.46

Total deductions — 22,728,249.88

2d. SIPC Net Operating Revenues — $ 457,036,363.24

2e General Assessment @ .0025 — $ 1,142,590.91

(to page 1 but not less than $150 minimum)